EXHIBIT 99.7

Press Release dated May 1, 2003

Call-Net Generates Free Cash Flow for Second
Sequential Quarter — Q1 2003 Results

Attention Business Editors and Telecommunication Reporters:

Call-Net Generates Free Cash Flow for Second Sequential Quarter — Q1 2003 Results

Q1 2003: Revenue $202.2 million; EBITDA $24.9 million; Net income $8.1 million

TORONTO, ON, May 1, 2003 — Call-Net Enterprises Inc. (TSE: FON, FON.B) today reported financial results for the first quarter ending March 31, 2003.

Consolidated revenue for the first quarter of 2003 was $202.2 million up 0.2 per cent compared to $201.8 million during the same period last year with an increase in residential revenue offset by a decline in business revenue. Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $24.9 million representing a $13.0 million improvement over the corresponding period in the previous year. Net income was $8.1 million (earnings of $0.34 per share) compared to a net loss of $91.8 million (loss of $20.26 per share) in the first quarter of 2002. The improvement is mainly attributed to a foreign exchange gain of $36.2 million. For the second sequential quarter, the Company generated free cash flow from operations in the amount of $1.3 million ending the quarter with $126.3 million in cash, cash-equivalents and short-term investments.

“Call-Net met all of its targets delivering solid, on plan performance for the first quarter of the year,” said Bill Linton, president and chief executive officer of Call Net. “We grew our local service customer base and won several new business customers nationally and by leveraging our relationship with Sprint Communications Corporation L.P. Our operating results in quarter, combined with the momentum we are gaining on the regulatory front, have helped solidify our position as a strong competitive force in both the residential and business telecom market.”

Business

In the first quarter, revenue from business customers was $148.6 million, a $4.5 million decrease from the same quarter in the previous year. A decline in business long distance and data revenue of $3.3 million and $6.3 million, respectively, was partially offset by a $5.1 million increase in local revenue. The number of local business access lines increased by 161 per cent from 20,200 in the same period last year to 52,700 at March 31, 2003. Higher long distance volume contributed $14.8 million of additional revenue partially offsetting a price decline in the average revenue per minute (ARPM) of $18.1 million year over year. Business data customers lost to bankruptcy or migration onto their own networks, as well as pricing pressure, accounted for most of the $6.3 million decline in data revenue.

Residential

Revenue from residential and SOHO customers was $53.6 million for the quarter, a $4.9 million improvement compared to the same quarter last year. Approximately 62,600 local residential lines were added, increasing residential local revenue by $7.5 million and bringing the total number of residential lines to 135,800 an 85 per cent increase from the same quarter in 2002. Growth in local residential revenue continued to offset lower long distance and data revenue.

Long distance revenue declined $1.2 million in the first quarter compared to the same period last year, due to a decrease in customers as a result of churn driven by competitive long distance pricing and inappropriate incumbent local exchange carrier (ILEC) winback activity. The decline was offset by moderately higher residential ARPM caused by a mix change in minutes to more international long distance traffic. Residential data revenue fell $1.4 million versus the same quarter in 2002, as the number of dial-up customers declined as customers switched to a high-speed offering.

Added Linton, “While we appreciate the CRTC’s recent crackdown on the anti-competitive behaviour of ILECs we are not convinced that they are fully complying with the decisions of the Commission. We continue to encourage the Commission to be vigilant. On the same front, we view the bundling of local service and digital subscriber line (DSL) high-speed service as a further way in which ILECs are limiting the growth of competition. Call-Net has petitioned the CRTC to unbundle these two services. A favourable decision will send a strong signal that the CRTC is actively promoting competition particularly in the local telephone market.”

Operating expenditures and carrier costs

Operating costs for the first quarter of 2003 were $71.1 million, $2.0 million less than the first quarter of 2002, as a result of lower human resource costs and capital taxes offset by the new royalty payment to Sprint. Carrier costs for the first quarter were $106.2 million, 9.1 per cent or $10.6 million less than the previous year as a result of various favourable CRTC decisions, network optimization and lower costs for competitive services.

“The degree to which our carrier costs continue to decline is largely dependent on the speed with which the CRTC makes decisions and the ILECs comply,” said Linton. “The Commission must shorten the length of time it takes to render final decisions. We are still awaiting the final disposition of rulings initiated by the Commission in May of 2002. These delays are unacceptable and significantly limit our ability to make the necessary investments to expand our competitive service.”

Outlook

Call-Net intends to continue to conservatively invest in its ‘on-net’ strategy focusing on sustaining cash flow self-sufficiency and limiting near-term capital investment while maximizing gross margin. It plans capital expenditures of $40 to $50 million, focused primarily on the provisioning and billings systems.

The Company will continue to focus on expanding its share of the local residential service market, leveraging its relationship with Sprint to win multi-national cross-border customers and cost-effectively deploy specific new products. On the regulatory front, we will continue to focus on deriving the full benefits of 2002 CRTC decisions, to press the CRTC to unbundle local telephone and high-speed access service and suggest further changes necessary to promote competition in the market place.

Conference call

Call-Net will host a conference call to discuss its first quarter results later today, Thursday, May 1, 2003 at 1:00 p.m. EDT. To participate, dial 416-695-9753 or 1-877-667-7774. The call will be audio web cast live at www.callnet.ca or by entering http://www.newswire.ca/webcast.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in nine Canadian metropolitan markets, and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information

Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
koleary.sprint-canada.com

Investor Relations contact:
Farzana Giga
Investor Relations
(416) 718-6251
farzana.giga@sprint-canada.com